TORNET

02 MAY 14 AM 10:21

April 30, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02034100

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

dlw 5/21

Enclose.

Fastighets AB Tornet
Postadress
Box 62
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3.1 million square metres and a book value of approximately SEK 19 billion. More than 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Decisions at the Annual General Meeting

At Tornet's Annual General Meeting, AGM, the following decisions were made, inter alia:

- **Dividend**

Dividend is to be paid at SEK 4,00 per share for the financial year 2001. Record date is Thursday 2 May 2002. The dividend is to be sent out by VPC on Tuesday, 7 May 2002.

- **The Board**

The board should consist of seven ordinary board members. The total fee for the board shall amount to SEK 1 100 000 to be distributed by the board. Auditors' fees to be paid according to the usual norms for charging.
Göran Ahlström, Göran Collert, Katja Elväng, Lars Gårdö (new), Lars Hansson (new), Sverker Lerheden and Karl-Evert Oskarsson were elected as members of the board.

- **Repurchase of Tornet's shares**

The board was authorised, during the period until the next Annual General Meeting of shareholders, provided that the board deems it appropriate, to make decisions on acquisition of Tornet's shares, with the right for the board to acquire,at the most, as many shares as correspond to a tenth of the total number of shares. If such repurchase is made, it shall take place through the Stockholmsbörsen. Acquisition shall take place at a price per share within the price interval registered on the stock exchange at the time of acquisition. The authorisation given to the board also include the possibility to transfer repurchased shares, departing from or complying with the shareholders' right of priority, as payment in connection with acquisition of a business or for financing of acquisition of a business or by cancelling these. In the event of transfer of repurchased shares, the reason for the departure from the priority right is that the company can, in such a transfer, obtain more favourable terms than could otherwise have been obtained. The board shall be able to decide on a set-off or otherwise attach conditions to the transfer. It shall be possible to transfer shares for other compensation than money. In the event of cancellation of repurchased shares, the board shall put forward a proposal to a shareholders' meeting to decide on reduction of the share capital by cancellation. The purpose of any acquisitions shall be to achieve added value for the shareholders.

Statutory Board Meeting

At the Statutory Board Meeting, Lars Gårdö was elected as new chairman of the board.

Stockholm 26 April 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08